Universal Insurance Holdings, Inc. 1110 W. Commercial Boulevard Fort Lauderdale, Florida 33309 December 22, 2017

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St., NE

Washington, DC 20549

Re:	Universal Insurance Holdings, Inc.

Form 10-K for the fiscal year ended December 31, 2016

Filed February 24, 2017

File No. 001-33251

To the Office of Healthcare & Insurance:

Set forth below is the response of Universal Insurance Holdings, Inc. (the “Registrant”) to the comment letter dated December 12, 2017 (the “Comment Letter”). For ease of reference, the comment contained in the Comment Letter is printed below in italics and is followed by the Registrant’s response.

Form 10-K for the Fiscal Year Ended December 31, 2016

Notes to Consolidated Financial Statements

Note 17- Liability for Unpaid Losses and Loss Adjustment Expenses, page 91

1.	You disclose that homeowner’s insurance covers physical damage to an insured’s dwelling as well as liabilities to third parties. Please tell us why you did not disaggregate liability from physical damage in the tables presenting incurred claims and cumulative paid claims for 2012-2016. Provide us the information that would be provided in the separate tables for liability and physical damage for homeowner’s insurance, if available.

Response:

In 2016, Universal Insurance Holdings, Inc. (the “Company”) adopted the new accounting standards update released by the Financial Accounting Standards Board in May of 2015, Financial Services – Insurance (Topic 944), Disclosures about Short-Duration Contracts. Among other things, this pronouncement provides background and guidance on how to determine when it is appropriate to aggregate or disaggregate data “so that useful information is not obscured by either the inclusion of a large amount of insignificant detail or the aggregation of items that have significantly different characteristics.” ASC 944-40-50-4H. Management reviewed the requirements in ASC 944 and concluded that it would be more useful to provide data for liability and physical damage at the aggregate level because the amount of liabilities to third parties is not material, and claims settlement characteristics for liabilities to third parties is not materially dissimilar to claims settlement characteristics for physical damage; moreover, disaggregated data about liabilities to third parties would not provide readers with useful information with respect to the amount, timing and uncertainty of cash flows arising from the Registrant’s liabilities.

Specifically:

•	Through its insurance subsidiaries, the Registrant’s primary insurance product is homeowner’s multi-peril insurance, which represented 92% and 94% of total direct premiums and total direct losses and LAE, respectively, in the year ended December 31, 2016.

•	Coverages under the homeowner’s multi-peril policies include liabilities to third parties in addition to physical damage.

•	Cases incurred and paid claims for liabilities to third parties represented 3.9% and 3.8% of total cases incurred and total paid claims, respectively, during the years 2012-2016.

•	The Registrant offers separate coverage for liability outside of homeowner’s multi-peril policies, which represented 0.2% of both total direct premiums and total direct losses and LAE, respectively, in 2016.

•	The Chief Operating Decision Maker and management evaluate performance and risk at the policy level, not at the individual peril level.

•	Although data may be analyzed at the individual peril level in the actuarial process, minimal statistical significance is attached to amounts that are not material or if the volume of data is low.

•	Statutory disclosures by the Registrant’s insurance subsidiaries on Schedule P present loss data by line of business or by product not by individual perils.

•	The vast majority of claims generally settle within a 5-year period for all covered perils, including liabilities to third parties. Management believes that any differences between property damage claims and liabilities to third party claims do not materially affect the claim trends disclosed.

Moreover, with respect to liability losses and LAE data, management does not include those amounts separately in its internal reports or in its external disclosures because the low volume of such losses and LAE does not present management with meaningful or material trends.

The following chart contains the Registrant’s available information with respect to coverage for liabilities to third parties; this information demonstrates the immateriality of the amount of liability claims to the aggregated claim data presented in Note 17 to our 2016 audited financial statements. The data presented is on a direct basis (not net of reinsurance) and prior to IBNR. This chart is included for comparison purposes, as the information for liabilities to third parties is not available on a Net Ultimate basis without additional allocations, which are not performed by the Registrant for any of the reporting dates.

Case Incurred (Excludes IBNR) All Coverages for Comparison	Accident	Liability Case Incurred (Excludes IBNR)*					% of Total All Coverages
at 12/31/2016	Year	2012	2013	2014	2015	2016	at 12/31/2016
232,113	2012	5,075	9,934	12,237	13,472	13,951	6.0%
213,947	2013	-	5,642	9,701	12,327	13,146	6.1%
229,934	2014	-	-	5,024	7,552	8,754	3.8%
258,558	2015	-	-	-	4,005	5,629	2.2%
300,891	2016	-	-	-	-	4,189	1.4%

1,235,443						47,685	3.9%

Cumulative Paid Direct Basis All Coverages for Comparison	Accident	Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Direct prior to Reinsurance, Liability Coverage Only					% of Total All Coverages
at 12/31/2016	Year	2012	2013	2014	2015	2016	at 12/31/2016
231,497	2012	3,697	9,139	11,783	13,146	13,801	6.0%
212,744	2013	-	3,681	8,727	11,098	12,910	6.1%
227,402	2014	-	-	4,217	6,883	8,483	3.7%
252,494	2015	-	-	-	2,399	5,273	2.1%
248,209	2016	-	-	-	-	2,398	1.0%

1,172,346						44,882	3.8%

* Ultimate Losses are not established on an annual statement line basis, neither by peril nor coverage. Therefore, Ultimate Losses and IBNR are unavailable for Liabilities to Third Parties. Similarly, reinsurance cessions are not currently available by coverage type. Information for Liabilities to Third Parties is provided on a Direct basis only.

Hence, the Registrant does not believe it would be useful to investors for the Registrant to disaggregate liability from physical damage from liabilities to third parties in the tables presenting incurred claims and cumulative paid claims for 2012-2016 or in future periods.

*            *              *

The Registrant acknowledges that we are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff. We believe that our response adequately addresses the matters referenced in your letter dated December 12, 2017. If you would like to discuss our response or any further questions you may have, please do not hesitate to contact me at (954) 267-5528.

Sincerely yours,

/s/ Frank C. Wilcox

Frank C. Wilcox
Chief Financial Officer

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